Exhibit 99.1

Multi Ways Holdings Receives Notification of Deficiency from NYSE Related to Delayed Filing of Annual Report on Form 20-F

SINGAPORE, May 23, 2025 — Multi Ways Holdings Limited (“Multi Ways”, the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced the receipt of notification (the “Filing Deficiency Notification”) from New York Stock Exchange Regulation (“NYSE Regulation”) on May 16, 2025, indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”, or the “Delinquent Report”) with the U.S. Securities and Exchange Commission (the “SEC”) (the “Filing Delinquency”), the Company is not in compliance with NYSE American LLC (“NYSE American”, or the “Exchange”) continued listing standards. As a result, the Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide (the “Company Guide”).

Under Section 1007 of the NYSE American Company Guide, within five days of the date of the Filing Delinquency Notification, the Company was required to (a) contact the NYSE to discuss the status of the 2024 Form 20-F and (b) issue a press release disclosing the occurrence of the Filing Delinquency, the reason for the Filing Delinquency and the anticipated date such Filing Delinquency will be cured via the filing of the 2024 Form 20-F. The delay in the filing of the 2024 Form 20-F is primarily due to the additional time required to finalize the related financial disclosures. The management, in coordination with the Company’s independent auditors, is actively addressing the outstanding matters and working diligently to complete the filing as soon as practicable.  The Company is in regular communication with its legal counsel and independent auditors and is committed to filing the 2024 Form 20-F on or before May 30, 2025. Multi Ways has already taken measures to expedite the finalization process and is confident in its ability to cure the Filing Deficiency and regain compliance with the continued listing requirements.

NYSE Regulation notified the Company that the Exchange will monitor the Company and the status of the 2024 Form 20-F during the six-month period from the date of the Filing Delinquency (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in the Exchange’s sole discretion, allow the Issuer’s securities to be traded for up to an additional six-month period (the “Additional Cure Period”) depending on the Issuer’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the Company Guide. If the Exchange determines that an Additional Cure Period of up to six months is appropriate and the Issuer fails to file its Delinquent Report and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. An issuer is not eligible to follow the procedures outlined in Section 1009 with respect to these criteria.

Notwithstanding the foregoing, however, the Exchange may in its sole discretion decide (i) not to afford an issuer any Initial Cure Period or Additional Cure Period, as the case may be, at all or (ii) at any time during the Initial Cure Period or Additional Cure Period, to truncate the Initial Cure Period or Additional Cure Period, as the case may be, and immediately commence suspension and delisting procedures if the Issuer is subject to delisting pursuant to any other provision of the Company Guide, including if the Exchange believes, in the Exchange’s sole discretion, that continued listing and trading of an issuer’s securities on the Exchange is inadvisable or unwarranted in accordance with Sections 1001-1006 of the Company Guide.

To enhance information available to investors, NYSE American makes a late filer (“.LF”) indicator available on the consolidated tape. This enables data vendors who disseminate the quotes and trades of NYSE American-listed issuers to append an indicator to the ticker symbol(s) of any issuer that is a late filer. Each vendor is free to use an indicator of its own choosing so the letter or symbol used to indicate this status may differ from vendor to vendor. NYSE American also publishes a list of noncompliant issuers at https://www.nyse.com/regulation/noncompliant-issuers and displays the .LF indicator on its website. The Company has been posted on the list of noncompliant issuers and an “LF” indicator has been appended to the Company’s profile on the NYSE American website.

The Filing Deficiency Notification has no immediate effect on the listing of the Company’s ordinary shares on NYSE American. The Company’s ordinary shares will trade on the NYSE American while it regains compliance with the continued listing standards.

The Company is committed to regaining compliance with the Exchange’s continued listing standards. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com